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                                                                    Exhibit 8(d)




August 5, 2003

Janus Adviser
100 Fillmore Street
Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 4 of our Investment Advisory Agreement dated August 5, 2003, provides for compensation to Janus Capital Management LLC ("JCM") with respect to Janus Adviser U.S. Value Fund (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from August 5, 2003 until September 30, 2005, under the following conditions:

         In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 4 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.90% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the distribution fee payable by Investor Shares, Class I Shares, Class A Shares and Class C Shares, the administrative services fee payable by Investor Shares and Class I Shares and the shareholder servicing fee payable under the 12b-1 plan by Class C Shares of the Fund, as well as the amount of any items not normally considered operating expenses such as interest, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

         For any reimbursement paid by JCM to the Fund or any fee reduction by JCM pursuant to this letter, for a three year period commencing with operations of the Fund, JCM shall be permitted to recoup such reimbursement or fee reduction from the Fund, provided that at no time during the term of this letter shall the expenses allocated to any class of the Fund, with the exceptions noted above, exceed 0.90% of average daily net assets. This provision survives the term of this letter.

This waiver/reimbursement will continue in effect until September 30, 2005, unless extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of the Trust, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC


By: /s/ Kelley Abbott Howes
   -------------------------
   Kelley Abbott Howes
   Vice President